Exhibit 99.1

News Release #53/2012
2012-11-15

Baja Mining Reports Fatality at Boleo Project

Vancouver, November 15, 2012 – Baja Mining Corp. (TSX:BAJ - OTCQX: BAJFF) regrets to report that it has been informed by Minera y Metalúrgica del Boleo S.A. de C.V. (“MMB”), its 49% owned Mexican company, that an employee of a construction contractor was fatality injured at the construction site of the Boleo Project on the morning of November 15, 2012.

Construction activities at the site were immediately suspended. Investigations are currently underway and MMB is cooperating with the authorities.

Baja’s immediate thoughts and condolences are with the family, friends and colleagues of the deceased.

For further information please contact Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis in respect of the three month period ended March 31, 2012. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.